UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of April 2024
Commission File
Number: 001-38283
InflaRx N.V.
Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE
On April 4, 2024, InflaRx N.V. convened the annual general meeting of shareholders to be held on April 25, 2024 and made available to its shareholders certain other materials in connection with such meeting. Such materials are attached as exhibits to this Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX
Exhibit	Description of Exhibit
99.1	Convening Notice, including Agenda and Explanatory Notes
99.2	Voting Proxy

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
INFLARX N.V.
Date: April 4, 2024
	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer